SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated November 14, 2016 - Neovasc Reports Third Quarter Results for 2016

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Reports Third Quarter Results for 2016

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 14, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended September 30, 2016 (all figures in US dollars unless otherwise indicated).

"While the Company has faced litigation headwinds, we remain committed to advancing our core technologies in order to provide new treatments for patients suffering from advanced heart disease," commented Neovasc CEO, Alexei Marko. "Reducer continues to demonstrate its clinical relevance with a seventh consecutive quarter of sales growth and Tiara's clinical results and physician feedback continue to be very encouraging as we advance the product towards commercialization in order to provide a new treatment for mitral valve disease."

CardiAQ Litigation Update
Subsequent to the quarter's end, the findings of the Federal District Court regarding several post-trial motions stemming from a trial jury's verdict in May 2016 were announced.  CardiAQ filed suit against Neovasc in the United States District Court for the District of Massachusetts in 2014.  The order ruled in favor of CardiAQ on the issue of inventorship of Neovasc's '964 Patent.  At the same time, the judge denied CardiAQ's motion for an injunction that would have shut down the development of Tiara™, thus allowing Neovasc to continue development and commercialization of Tiara, while also denying Neovasc's motions for a new trial.  The judge upheld the jury's verdict and US$70 million award against Neovasc, and awarded US$21 million in enhanced damages to that award. Interest costs and fees may be due on any award granted by the court.

The Company intends to continue to vigorously defend itself in the litigation with CardiAQ and as such the outcome of these matters, including whether the Company will be required to pay some or all of the US$91 million awards, is not currently determinable.  Upon entry of a judgment by the trial court, Neovasc will immediately seek to stay the payment of the US$91 million damages awards, until after an appeal to the United States Court of Appeals for the Federal Circuit is complete.  The Company will appeal the validity of the awards, as well as the ruling on inventorship.  The appellate process may take up to a year to complete.

Litigation is inherently uncertain.  Therefore, until these matters have been resolved to their ultimate conclusion by the appropriate courts, the Company cannot give any assurances as to the outcome.  If the Company is unsuccessful in its defense of these claims, including any appeal of the verdict in the litigation with CardiAQ, or is unable to settle the claims in a manner satisfactory to the Company, it may be faced with significant monetary damages that could exceed its resources, the loss of intellectual property rights and damage to its competitive position.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.  Additional information regarding the ongoing litigation can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2016 and 2015, which is available on the Company's website at www.neovasc.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Results for the three months ended September 30, 2016 and 2015

Revenues
Revenues for the three months ended September 30, 2016 were $3,034,000 compared to revenues of $2,473,687 for the same period in 2015, an increase of 23%.  The Company is focusing its business away from its traditional revenue streams towards development and commercialization of its own products, the Neovasc Reducer™ and the Tiara.  The Company started its sales of the Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe.

Sales of the Reducer for the three months ended September 30, 2016 were $262,546, compared to $159,394 for the same period in 2015, representing an increase of 65%.  The Reducer has seen steady quarter over quarter revenue growth since its launch in the first quarter of 2015.  The success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Revenues from consulting services for the three months ended September 30, 2016 were $1,227,938, compared to $1,566,729 for the same period in 2015, representing a decrease of 22%.  The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers or cease being customers as they move manufacturing in house.  To highlight this trend, the Company reports that a contract with a customer representing approximately 5% of year to date revenue is in the process of being wound up and will terminate at the end of 2016.  Contract manufacturing revenues for the three months ended September 30, 2016 were $1,543,516, compared to $737,336 for the same period in 2015, representing an increase of 109%.  The increase in revenue for the three months ended September 30, 2016 compared to the same period in 2015 is primarily due to the clearing of temporary delay in shipping to a single customer during the period.

Cost of Goods Sold
The cost of goods sold for the three months ended September 30, 2016 was $2,201,440, compared to $1,573,068 for the same period in 2015.  The overall gross margin for the three months ended September 30, 2016 was 27%, compared to 36% gross margin for the same period in 2015.  The decrease in the margin can be attributed to an increase in the cost of sales for contract manufacturing, and a change in product mix toward lower margin contract manufacturing product.  The Company has also seen its consulting services revenue margins decline as its ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured.  In addition, the Company is experiencing higher cost of goods sold as it has implemented a rigorous commercial stage quality system required to meet the expectations of its more advanced customers.  These increases are not productive improvements and result in an overall downward trend in margins.

Expenses
Total expenses for the three months ended September 30, 2016 were $8,418,400, compared to $9,575,631 for the same period in 2015, representing a decrease of $1,157,231 or 9%.  The decrease in total expenses for the three months ended September 30, 2016 compared to the same period in 2015 reflects a $1,086,141 decrease in general and administrative expenses, a $166,061 decrease in product development and clinical trial expenses, and a $94,971 increase in sales and marketing expenses as the Company expands its commercialization activities of the Reducer in Europe.

Selling expenses for the three months ended September 30, 2016 were $208,884, compared to $113,913 for the same period in 2015, representing an increase of $94,971, or 83%.  The increase in selling expenses for the three months ended September 30, 2016 compared to the same period in 2015 reflects an increase in costs incurred for commercialization activities related to the Reducer.  The Company expects to continue to increase its selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three months ended September 30, 2016 were $3,466,825, compared to $4,552,966 for the same period in 2015, representing a decrease of $1,086,141 or 24%.  The decrease in general and administrative expenses for the three months ended September 30, 2016 compared to the same period in 2015 can be substantially explained by a $923,541 decrease in litigation expenses and a decrease in other expenses of $162,600.

Product development and clinical trial expenses for the three months ended September 30, 2016 were $4,742,691, compared to $4,908,752 for the same period in 2015, representing a decrease of $166,061, or 3%.  The decrease in product development and clinical trial expenses for the three months ended September 30, 2016 was due to a $465,210 decrease in other research and development expenses and a $253,761 decrease in share-based payments, offset by a $498,480 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $54,430 increase in depreciation.

Other Loss
The other loss for the three months ended September 30, 2016 was $21,461,950, compared to other income of $1,041,842 for the same period in 2015.  As at September 30, 2016 the Company recognized a damages provision of $21 million for enhanced damages on certain trade secret claims made by CardiAQ (see "Contractual Obligations and Contingencies" in the Management's Discussion and Analysis of Financial Condition and Results of Operations). In addition, during the three months ended September 30, 2016 the Company had an increase in foreign exchange and unrealized losses of $1,377,935 and a decrease in interest income of $125,857 compared to the same period in 2015.

Losses
The operating losses and comprehensive losses for the three months ended September 30, 2016 were $29,135,086 and $28,836,990, respectively, or $0.44 basic and diluted loss per share, as compared with losses of $7,633,170 and $12,851,490, or $0.11 basic and diluted loss per share for the same period in 2015.  The $21,501,916 increase in the operating loss incurred for the three months ended September 30, 2016 compared to the same period in 2015 consists of a $21,000,000 damages provision related to the judge award against the Company in its litigation with CardiAQ, in a $1,377,935 increase in foreign exchange and unrealized losses, a $125,857 decrease in interest income, a $94,971 increase in selling expenses, a $87,296 increase in tax expenses, partially offset by a $1,086,141 decrease in general and administrative expenses and a $166,061 decrease in product development and clinical trial expenses.

Litigation expenses for the three months ended September 30, 2016 represent a loss of $0.03 basic and diluted loss per share compared to a loss of $0.04 basic and diluted loss per share for the same period in 2015.  To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.  Total litigation expenses since the initial claims were filed in June 2014 are approximately $19.6 million and the Company expects that it may require an additional $5 million to cover additional litigation expenses up to and including appellate court, if applicable (see "Contractual Obligations and Contingencies" in the Management's Discussion and Analysis of Financial Condition and Results of Operations).

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings.  As at September 30, 2016 the Company had cash and cash equivalents of $25,480,683 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015.

Cash used in operating activities for the three months ended September 30, 2016 was $11,117,649, compared to $6,916,065 for the same period in 2015.  Cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were $4,309,062 and within accounts payable there was $975,644 of litigation expenses incurred but not paid for in connection with the litigation with CardiAQ that will be paid in the following quarter.  Cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were $4,321,501 as the Company furthered the development of the Tiara and the Reducer and cash expenditures on general and administrative expenses were $3,250,436. Inventory decreased by $510,269 during the period due to increased sales and corresponding shipments occurring close the end of the period

The Company's working capital, excluding the $91 million damages provision in connection with the litigation with CardiAQ, is $27,470,257 as at September 30, 2016 compared to $54,274,867 as at December 31, 2015.

Unless the Company is successful in an appeal of the verdict, or otherwise is successful in reducing the amount of the $91 million awards, the Company will require significant additional financing in order to pay the damages and to continue to operate its business.  There can be no assurance that such financing will be available on favorable terms, or at all.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Outstanding Share Data
As at November 14, 2016, the Company had 66,866,345 common shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 7,976,482 stock options with a weighted average price of C$3.95.  The fully diluted share capital of the Company at November 14, 2016 is 74,842,827.

All financial information is prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and is expressed in U.S. dollars.

Neovasc's unaudited condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2016 and 2015 as well as Management's Discussion and Analysis of Financial Condition and Results of Operations will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In addition to the summary contained herein, readers are encouraged to review the unaudited condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2016 and 2015 as well as the related Management's Discussion and Analysis of Financial Condition and Results of Operations.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0546 or 416 764 8688.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 981053#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars) (Unaudited)

	September 30,	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$25,480,683	$55,026,171
Accounts receivable	2,979,007	1,736,941
Inventory	1,058,741	598,136
Prepaid expenses and other assets	401,969	146,590
Total current assets	29,920,400	57,507,838

Non-current assets
Property, plant and equipment	3,918,622	3,720,556
Total non-current assets	3,918,622	3,720,556

Total assets	$33,839,022	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,450,143	$3,232,971
Damages provision	91,000,000	-
Total current liabilities and total liabilities	93,450,143	3,232,971

Equity
Share capital	161,658,013	161,505,037
Contributed surplus	22,302,536	20,569,110
Accumulated other comprehensive loss	(4,574,273)	(8,790,011)
Deficit	(238,997,397)	(115,288,713)
Total equity	(59,611,121)	57,995,423

Total liabilities and equity	$33,839,022	$61,228,394

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30,
(Expressed in U.S. dollars) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

REVENUE
Reducer	$262,546	$159,394	$722,433	$334,399
Product sales	-	10,228	-	353,736
Contract manufacturing	1,543,516	737,336	2,391,136	2,273,114
Consulting services	1,227,938	1,566,729	3,638,105	4,744,645
	3,034,000	2,473,687	6,751,674	7,705,894

COST OF GOODS SOLD	2,201,440	1,573,068	5,038,792	4,995,994
GROSS PROFIT	832,560	900,619	1,712,882	2,709,900

EXPENSES
Selling expenses	208,884	113,913	554,905	363,213
General and administrative expenses	3,466,825	4,552,966	16,721,354	10,414,394
Product development and clinical
trials expenses	4,742,691	4,908,752	14,530,513	12,620,440
	8,418,400	9,575,631	31,806,772	23,398,047

OPERATING LOSS	(7,585,840)	(8,675,012)	(30,093,890)	(20,688,147)

OTHER (EXPENSE)/INCOME
Interest income	25,723	151,580	161,522	470,011
Interest expense	-	-	-	(2,538)
Damages provision	(21,000,000)	-	(91,000,000)	-
Gain/(loss) on foreign exchange	88,584	890,262	(2,014,669)	873,792
Unrealized loss on damages provision	(576,257)	-	(576,257)	-
	(21,461,950)	1,041,842	(93,429,404)	1,341,265
LOSS BEFORE TAX	(29,047,790)	(7,633,170)	(123,523,294)	(19,346,882)

Tax expense	(87,296)	-	(185,390)	-

LOSS FOR THE PERIOD	$(29,135,086)	$(7,633,170)	$(123,708,684)	$(19,346,882)

OTHER COMPREHENSIVE INCOME/
(EXPENSE) FOR THE PERIOD
Exchange difference on translation	(278,161)	(5,218,320)	3,639,481	(6,476,684)
Unrealized loss on damages provision	576,257	-	576,257	-

LOSS AND COMPREHENSIVE LOSS
FOR THE PERIOD	$(28,836,990)	$(12,851,490)	$(119,492,946)	$(25,823,566)

LOSS PER SHARE
Basic and diluted loss per share	$(0.44)	$(0.11)	$(1.85)	$(0.30)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30,
(Expressed in U.S. dollars) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(29,135,086)	$(7,633,170)	$(123,708,684)	$(19,346,882)
Adjustments for:
Depreciation	215,108	133,157	562,088	337,484
Share-based payments	580,221	877,434	1,811,210	3,197,828
Damages provision	21,000,000	-	91,000,000	-
Accounts receivable write down	697	-	5,556	-
Interest income	(25,723)	(151,580)	(161,522)	(502,498)
Interest expense	-	-	-	2,538
	(7,364,783)	(6,774,159)	(30,491,352)	(16,311,530)

Net change in non-cash working capital items:
Accounts receivable	(980,522)	(427,432)	(1,154,457)	(234,323)
Inventory	510,269	(241,663)	(409,886)	(262,433)
Prepaid expenses and other assets	20,642	161,823	(234,565)	(22,441)
Accounts payable and accrued liabilities	(3,326,228)	101,286	(940,349)	776,126
	(3,775,839)	(405,986)	(2,739,257)	256,929

Interest paid and received:
Interest received	22,974	264,080	159,294	485,978
Interest paid	-	-	-	(2,538)
	22,974	264,080	159,294	483,440

Net cash applied to operating activities	(11,117,648)	(6,916,065)	(33,071,315)	(15,571,161)

INVESTING ACTIVITES
Redemption of guaranteed investment
certificates	-	6,186,656	-	9,322,492
Purchase of property, plant and equipment	(15,174)	(467,512)	(546,709)	(1,734,646)
Net cash (applied to)/received from
investing activities	(15,174)	5,719,144	(546,709)	7,587,846

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	-	(164,364)
Proceeds from share issue pursuant to
an underwritten public offering, net of
share issue costs	-	-	-	69,879,210
Proceeds from exercise of options	-	8,583	75,192	915,124
Net cash received from financing activities	-	8,583	75,192	70,629,970

NET CHANGE IN CASH AND CASH
EQUIVALENTS	(11,132,822)	(1,188,338)	(33,542,832)	62,646,655

CASH AND CASH EQUIVALENTS
Beginning of the period	36,277,793	68,669,545	55,026,171	5,193,561
Exchange difference on cash and cash
equivalents	335,712	(4,692,523)	3,997,344	(5,051,532)
End of the period	$25,480,683	$62,788,684	$25,480,683	$62,788,684

Represented by:
Cash	14,390,173	12,939,671	14,390,173	12,939,671
Cashable high interest savings accounts	11,090,510	25,957,813	11,090,510	25,957,813
Cashable guaranteed investment certificates	-	23,891,200	-	23,891,200
	$25,480,683	$62,788,684	$25,480,683	$62,788,684

About Neovasc
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning its business, financial results, trends, litigation and other matters, including the Company's plans, intentions and expectations relating to the CardiAQ litigation and other litigation, its ability to continue as a going concern, its expectations regarding the commercial launch of Reducer, its intention to focus business away from its traditional revenue streams towards development and commercialization of its own products, its expectation that its consulting services revenue will decline in the long term, its expectations with respect to margins and selling expenses, the need for additional financing and other matters. The words "expect", "anticipate", "may", "will", "intend", "believe", "continue", "focusing", "advancing", "trend", and similar words or expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the conduct or possible outcomes of any actual or threatened legal proceedings, the Company's ability to stay the payment of the awards in the CardiAQ litigation and its ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which are inherently uncertain and which create material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the award; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 14-NOV-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 14, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer